UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                          May                            , 2003.
                 --------------------------------------------------------

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                  Av. Lazaro Cardenas 601, Colonia la Nogalera,
                       Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F [X]   Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes [ ]         No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.)

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    GRUPO SIMEC, S.A. de C.V
                                                    ----------------------------
                                                             (Registrant)

Date: May 6, 2003.                              By:  /s/ LUIS GARCIA LIMON
                                                     ---------------------------
                                                Name:  Luis Garcia Limon
                                                Title: Chief Executive Officer

[LOGO] GRUPO SIMEC

PRESS RELEASE                        Contact: Adolfo Luna Luna
                                              Jose Flores Flores
                                              Grupo Simec, S.A. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 33 3669 5740

         GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST THREE
                                 MONTHS OF 2003

GUADALAJARA, MEXICO, April 30, 2003- Grupo Simec, SA. de C.V. (AMEX-SIM) ("Simec") announced today its results of operations for the three-month period ended March 31, 2003. Net sales increased 17% to Ps. 585 million in the three-month period ended March 31, 2003 compared to Ps. 501 million in the same period of 2002 due to increased production levels and higher finished product prices. Primarily as a result of the foregoing, in the three-month period ended March 31, 2003 Simec recorded net income of Ps. 73 million versus net income of Ps. 57 million for the comparable period of 2002.

Simec sold 151,472 metric tons of basic steel products during the three-month period ended March 31, 2003 as compared to 143,673 metric tons in the same period of 2002. Exports of basic steel products increased to 17,623 metric tons in the three-month period ended March 31, 2003 versus 16,276 metric tons in the March 31, 2002 period. Simec also sold 7,850 tons of billet in the three-month period ended March 31, 2003 as compared to 13,691 tons of billet in the prior comparable period. Prices of finished products sold in the three-month period ended March 31, 2003 increased 15% in real terms versus the same period of 2002.

Simec's direct cost of sales was Ps. 388 million in the three-month period ended March 31, 2003, or 66% of net sales, versus Ps. 328 million, or 65% of net sales, for the 2002 period. Indirect manufacturing, selling, general and administrative expenses (including depreciation) increased 3% to Ps. 115 million during the three-month period ended March 31, 2003, from Ps. 112 million in the same period of 2002.

Simec's operating income increased 34% to Ps. 82 million during the first quarter of 2003 from Ps. 61 million in the first quarter of 2002. As a percentage of net sales, operating income was 14% in the three-month period ended March 31, 2003 and 12% in the same period of 2002.

Simec recorded other income, net, of Ps. 1 million in the three-month period ended March 31, 2003 compared to other income, net, of Ps. 6 million in the same period of 2002. In addition, Simec recorded a gain in the provision for income tax and employee profit sharing of Ps. 21 million in the three-month period ended March 31, 2003 versus a reserve of Ps. 29 million in the same period of 2002.

Simec recorded financial expense of Ps. 28 million in the three-month period ended March 31, 2003 compared to financial income of Ps. 6 million in the same period of 2002 as a result of (i) net interest expense of Ps. 6 million in the first quarter of 2003 compared to net interest expense of Ps. 18 million in the first quarter of 2002, reflecting lower debt levels in the 2003 period, (ii) an exchange loss of Ps. 26 million in the three-month period ended March 31, 2003 compared to an exchange gain of Ps. 13 million in the same period of 2002, reflecting a decrease of 4.4% in the value of the peso versus the dollar in the 2003 period compared to an increase of 1.2% in the value of the peso versus the dollar in the 2002 period and (iii) a gain from monetary position of Ps. 4 million in the three-month period ended March 31, 2003 compared to a gain from monetary position of Ps. 11 million in the same period of 2002, reflecting the domestic inflation rate of 1.3% in the 2003 period compared to the domestic inflation rate of 1.4% in the 2002 period and lower debt levels during the 2003 period.

At March 31, 2003, Simec's total consolidated debt consisted of approximately $21.6 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to Simec's parent company Industrias CH, SA. de C.V. ("ICH"); Simec's lower debt level at March 31, 2003 reflects the prepayment of $11.8 million of bank debt in the three month-period ended March 31, 2003 (Simec financed $1.7 million of this prepayment with loans from ICH) and the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps. 14.588) per American Depositary Share. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH of $0.1 million) matures in 2009 and amortizes in equal semi-annual installments.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at March 31, 2003.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: l    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                              DIRECTOR REPORT (1)

                                    ANNEX 1                         CONSOLIDATED
                                                                  Final Printing
--------------------------------------------------------------------------------
INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At March 31, 2003, Simec's total consolidated debt consisted of approximately $21.6 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V. ("ICH"); Simec's lower debt level at March 31, 2003 reflects the prepayment of $11.8 million of bank debt in 2003 (Simec financed $1.7 million of this prepayment with loans from ICH), the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps.14.588) per American Depositary Share. Substantially all of Simec's remaining consolidated debt matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at March 31, 2003 was $234,712) which were issued in 1993 as part of a $68 million issuance. At March 31, 2003, Simec owed $0.1 million dollars to ICH.

At March 31, 2003, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec's long term bank debt has been reclassified as current liabilities. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants, and is seeking to have the covenants calculated based upon the financial statements of Simec rather than CSG, because the cause of the non compliance is intercompany debt owed from CSG to its parent company Simec.

In February 2003, Simec effected a 1 for 20 reverse split of its Series B common stock; as a result its American Depositary Shares now represent 1 share of Series B Common Stock. In March 2003, ICH converted approximately $16.1 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the prepayment of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.35 per American Depositary Share. The minority shareholders of Simec could exercise their pre-emptive rights arising as a result of the conversion of ICH debt to purchase Series B Common Stock at the price per share of Ps. 14.588 (the equivalent of U.S. $1.35 per American Depositary Share) when the Comision Nacional Bancaria y de Valores approves the actualization of the capital stock of Simec.

Net resources used by operations were Ps. 169 million in the three-month period ended March 31, 2003 (which amount reflects the conversion of loans of ICH into common shares of Simec for Ps. 180 million) versus Ps. 64 million of net resources provided by operations in the same period of 2002. Net resources provided by financing activities were Ps. 63 million in the three-month period ended March 31, 2003 (which amount reflects the prepayment of Ps. 125 million ($11.8 million) of bank debt and the conversion by ICH of Ps. 180 million of loans (plus accrued interest thereon) into common shares) versus Ps. 170 million of net resources used in financing activities in the same period of 2002 (which amount reflects the prepayment of Ps. 150 million ($15.5 million) of CSG bank debt). Net resources used in investing activities (to acquire
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.
PAGE 2
                              DIRECTOR REPORT (1)

                                    ANNEX 1                         CONSOLIDATED
                                                                  Final Printing
--------------------------------------------------------------------------------
property, plant and equipment and other non-current assets) were Ps. 36 million in the three-month period ended March 31, 2003 versus net resources used in investing activities were Ps. 11 million in the same period of 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPEPATIONS

Three-Month Period Ended March 31, 2003 compared to Three-Month Period Ended March 31, 2002

Net Sales
Net sales of Simec increased 17% to Ps. 585 million in the three-month period ended March 31, 2003 compared to Ps. 501 million in the same period of 2002. Sales in tons of basic steel products increased 5% to 151,472 tons in the three month-period ended March 31, 2003 compared to 143,673 tons in the same period of 2002. Exports of basic steel products increased to 17,623 tons in the three month-period ended March 31, 2003 versus 16,276 tons in the same period of 2002 due to higher margins for export sales in the three-month period ended March 31 2003 than in the same period of 2002. Additionally Simec sold 7,850 tons of billet in the three-month period ended March 31, 2003 compared to 13,691 tons of billet in the same period of 2002. The average price of steel products increased 15% in real terms in the three-month period ended March 31, 2003 versus the same period of 2002.

Direct Cost of Sales
Simec's direct cost of sales increased 18% to Ps. 388 million in the three-month period ended March 31, 2003 compared to Ps. 328 million in the same period of 2002. Direct cost of sales as a percentage of net sales increased to 66% in the three-month period ended March 31, 2003 from 65% in the same period of 2002.
The average cost of raw materials used to produce steel products increased 17% in real terms in the three-month period ended March 31, 2003 versus the same period of 2002 primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit
Simec's marginal profit increased 14% to Ps. 197 million in the three-month period ended March 31, 2003 compared to Ps. 173 million in the same period of 2002. As a percentage of net sales, marginal profit was 34% in the three-month period ended March 31, 2003 compared to 35% in the same period of 2002.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 3% to Ps. 115 million in the three-month period ended March 31, 2003 from Ps. 112 million in the same period of 2002; this increase was due to the increase of Ps. 7 million in depreciation and amortization. Depreciation and amortization in the three-month period ended March 31, 2003 was Ps. 44 million compared to Ps. 37 million in the same period of 2002.

Operating Income
Simec's operating income increased 34% to Ps. 82 million in the three-month period ended March 31, 2003 compared to Ps. 61 million in the same period of 2002. As a percentage of net sales, operating income was 14% in the
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.
PAGE 3
                              DIRECTOR REPORT (1)

                                    ANNEX 1                         CONSOLIDATED
                                                                  Final Printing
--------------------------------------------------------------------------------
three-month period ended March 31, 2003 and 12% in the same period of 2002.

Financial Income (Expense)
Simec recorded financial expense in the three-month period ended March 31, 2003 of Ps. 28 million compared to financial income of Ps. 6 million in the same period of 2002. Simec recorded an exchange loss of approximately Ps. 26 million in the three-month period ended March 31, 2003 compared to an exchange gain of Ps. 13 million in the same period of 2002 reflecting the 4.4% decrease in the value of the peso versus the dollar in the three-month period ended March 31, 2003 versus an increase of 1.2% in the value of the peso versus the dollar in the same period of 2002. Net interest expense was Ps. 6 million in the three-month period ended March 31, 2003 versus Ps. 18 million during the same period of 2002 reflecting a lower amount of debt outstanding during the 2003 period. Simec recorded a gain from monetary position of Ps. 4 million in the three-month period ended March 31, 2003 compared to a gain from monetary position of Ps. 11 million in the same period of 2002, reflecting the domestic inflation rate of 1.3% in the three-month period ended March 31, 2003 as compared to 1.4% in the same period of 2002 and lower debt levels during the 2003 period.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 1 million in the three-month period ended March 31, 2003 compared to other income, net, of Ps. 6 million in the same period of 2002 (reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 7 million and (ii) expense related to other financial operations of Ps. 1 million)

Income Tax and Employee Profit Sharing
Simec recorded a gain in the provision of Ps. 21 million for income tax and employee profit sharing in the three-month period ended March 31, 2003 (including a decrease in the provision of Ps. 29 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 16 million in the same period of 2002 (including a decrease in the provision of Ps. 8 million from the application of Bulletin D-4 with respect to deferred income tax described below)

Net Income
As a result of the foregoing, Simec recorded net income of Ps. 73 million in the three-month period ended March 31, 2003 compared to net income of Ps. 57 million in the same period of 2002.

Recent Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 877 million at March 31, 2003 compared to Ps. 703 million at March 31, 2002. The effect on Simec's consolidated statement of income in the three-month period ended March 31, 2003 was a decrease of Ps. 29 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 8 million in the same
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.
PAGE 4
                              DIRECTOR REPORT (1)

                                    ANNEX 1                         CONSOLIDATED
                                                                  Final Printing
--------------------------------------------------------------------------------
period of 2002. These provisions do not affect the cash flow of Simec.

--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                          AT MARCH 31 OF 2003 AND 2002
                              (Thousands of Pesos)
                                                                              Final Printing
--------------------------------------------------------------------------------------------
REF          CONCEPTS                             QUARTER OF PRESENT     QUARTER OF PREVIOUS
                                                  ------------------------------------------
 S                                                   Amount      %         Amount       %
--------------------------------------------------------------------------------------------
 1     TOTAL ASSETS                                5,357,037    100       4,868,947    100

 2     CURRENT ASSETS                                828,316     15         778,531     16
 3     CASH AND SHORT-TERM INVESTMENTS                74,912      1          54,116      1
 4     ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)       423,824      8         356,763      7
 5     OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE        33,075      1          85,194      2
 6     INVENTORIES                                   290,743      5         279,752      6
 7     OTHER CURRENT ASSETS                            5,762      0           2,706      0
 8     LONG-TERM                                           0      0               0      0
 9     ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)             0      0               0      0
10     INVESTMENT IN SHARES OF SUBSIDIARIES
       AND NON-CONSOLIDATED                                0      0               0      0
11     OTHER INVESTMENTS                                   0      0               0      0
12     PROPERTY, PLANT AND EQUIPMENT               4,257,767     79       3,796,895     78
13     PROPERTY                                    1,868,793     35       1,875,860     39
14     MACHINERY AND INDUSTRIAL                    3,861,524     72       3,040,262     62
15     OTHER EQUIPMENT                               187,411      3         174,548      4
16     ACCUMULATED DEPRECIATION                    1,690,517     32       1,338,467     27
17     CONSTRUCTION IN PROGRESS                       30,556      1          44,692      1
18     DEFERRED ASSETS (NET)                         270,954      5         293,521      6
19     OTHER ASSETS                                        0      0               0      0

20     TOTAL LIABILITIES                           1,443,789    100       1,894,103    100

21     CURRENT LIABILITIES                           557,300     39       1,182,975     62
22     SUPPLIERS                                     205,796     14         145,333      8
23     BANK LOANS                                    229,014     16         688,711     36
24     STOCK MARKET LOANS                              3,253      0           4,789      0
25     TAXES TO BE PAID                               38,290      3          33,510      2
26     OTHER CURRENT LIABILITIES                      80,947      6         310,632     16
27     LONG-TERM LIABILITIES                               0      0               0      0
28     BANK LOANS                                          0      0               0      0
29     STOCK MARKET LOANS                                  0      0               0      0
30     OTHER LOANS                                         0      0               0      0
31     DEFERRED LOANS                                886,489     61         711,128     38
32     OTHER LIABILITIES                                   0      0               0      0

33     CONSOLIDATED STOCK HOLDERS' EQUITY           3,913,248    100       2,974,844    100

34     MINORITY INTEREST                                 210                    229
35     MAJORITY INTEREST                           3,913,038    100       2,974,615    100
36     CONTRIBUTED CAPITAL                         3,451,884     88       2,989,004    100
37     PAID-IN CAPITAL STOCK (NOMINAL)             1,755,676     45       1,304,524     44
38     RESTATEMENT OF PAID-IN CAPITAL STOCK        1,088,647     28       1,076,919     36
39     PREMIUM ON SALES OF SHARES                    607,561     16         607,561     20
40     CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES          0      0               0      0
41     CAPITAL INCREASE (DECREASE)                   461,154     12         (14,389)     0
42     RETAINED EARNINGS AND CAPITAL RESERVE       1,193,717     31       1,099,787     37
43     REPURCHASE FUND OF SHARES                      78,019      2          78,019      3
44     EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
       HOLDERS' EQUITY                              (886,807)   (23)     (1,248,832)   (42)

45     NET INCOME FOR THE YEAR                        76,225      2          56,637      2
--------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                              Final Printing
--------------------------------------------------------------------------------------------
REF          CONCEPTS                             QUARTER OF PRESENT     QUARTER OF PREVIOUS
                                                    FINANCIAL YEAR          FINANCIAL YEAR
                                                  ------------------------------------------
 S                                                   Amount      %         Amount       %
--------------------------------------------------------------------------------------------
 3     CASH AND SHORT-TERM INVESTMENTS                74,912      100       54,116      100
46     CASH                                           60,398       81       48,305       89
47     SHORT-TERM INVESTMENTS                         14,514       19        5,811       11

18     DEFERRED ASSETS (NET)                         270,954      100      293,521      100
48     AMORTIZED OR REDEEMED EXPENSES                268,379       99      293,521      100
49     GOODWILL                                            0        0            0        0
50     DEFERRED TAXES                                      0        0            0        0
51     OTHERS                                          2,575        1            0        0

21     CURRENT LIABILITIES                           557,300      100    1,182,975      100
52     FOREIGN CURRENCY LIABILITIES                  272,460       49      990,317       84
53     MEXICAN PESOS LIABILITIES                     284,840       51      192,658       16

24     STOCK MARKET LOANS                              3,253      100        4,789      100
54     COMMERCIAL PAPER                                    0        0            0        0
55     CURRENT MATURITIES OF MEDIUM TERM NOTES         3,253      100        4,789      100
56     CURRENT MATURITIES OF BONDS                         0        0            0        0

26     OTHER CURRENT LIABILITIES                      80,947      100      310,632      100
57     OTHER CURRENT LIABILITIES WITH COST                 0        0      240,447       77
58     OTHER CURRENT LIABILITIES WITHOUT COST         80,947      100       70,185       23

27     LONG-TERM LIABILITIES                               0      100            0      100
59     FOREIGN CURRENCY LIABILITIES                        0        0            0        0
60     MEXICAN PESOS LIABILITIES                           0        0            0        0

29     STOCK MARKET LOANS                                  0      100            0      100
61     BONDS                                               0        0                     0
62     MEDIUM TERM NOTES                                   0        0                     0

30     OTHER LOANS                                         0      100            0      100
63     OTHER LOANS WITH COST                               0        0                     0
64     OTHER LOANS WITHOUT COST                            0        0                     0

31     DEFERRED LOANS                                886,489      100      711,128      100
65     NEGATIVE GOODWILL                                   0        0            0        0
66     DEFERRED TAXES                                877,479       99      703,325       99
67N    OTHERS                                          9,010        1        7,803        1

32     OTHER LIABILITIES                                   0      100            0      100
68     RESERVES                                            0        0                     0
69     OTHERS LIABILITIES                                  0        0                     0

44     EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK   (886,807)     100   (1,248,832)     100
       HOLDERS' EQUITY
70     ACCUMULATED INCOME DUE TO MONETARY POSITION  (886,807)    (100)  (1,248,832)    (100)
71     INCOME FROM NON-MONETARY POSITION ASSETS            0        0            0        0
-------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                                  Final Printing
--------------------------------------------------------------------------------
REF                                     QUARTER OF PRESENT   QUARTER OF PREVIOUS
                                          FINANCIAL YEAR        FINANCIAL YEAR
              CONCEPTS                  ----------------------------------------
 S                                         AMOUNT                   AMOUNT
--------------------------------------------------------------------------------
72  WORKING CAPITAL                          271,016                 (404,444)
73  PENSIONS FUND AND SENIORITY PREMIUMS           0                        0
74  EXECUTIVES (*)                                23                       35
75  EMPLOYERS (*)                                387                      403
76  WORKERS (*)                                  930                      953
77  CIRCULATION SHARES (*)               120,348,855            1,788,452,125
78  REPURCHASED SHARES (*)                         0                        0
--------------------------------------------------------------------------------

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
                              (Thousands of Pesos)
                                                                  Final Printing

-------------------------------------------------------------------------------------------
REF                                               QUARTER OF PRESENT    QUARTER OF PREVIOUS
                                                    FINANCIAL YEAR         FINANCIAL YEAR
              CONCEPTS                            -----------------------------------------
 R                                                 Amount        %          Amount       %
-------------------------------------------------------------------------------------------
1     NET SALES                                   585,434       100        500,998      100
2     COST OF SALES                               388,035        66        327,673       65
3     GROSS INCOME                                197,399        34        173,325       35
4     OPERATING                                   114,978        20        112,242       22
5     OPERATING INCOME                             82,421        14         61,083       12
6     TOTAL FINANCING COST                         27,930         5         (5,971)      (1)
7     INCOME AFTER FINANCING COST                  54,491         9         67,054       13
8     OTHER FINANCIAL OPERATIONS                     (926)        0         (5,729)      (1)
9     INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING                                      55,417         9         72,783       15
10    RESERVE FOR TAXES AND WORKERS' PROFIT
      SHARING                                     (20,808)       (4)        16,146        3
11    NET INCOME AFTERTAXES AND WORKERS' PROFIT
      SHARING                                      76,225        13         56,637       11
12    SHARE IN NET INCOME OF SUBSIDIARIES AND
      NON-CONSOLIDATED ASSOCIATES                       0         0              0        0
13    CONSOLIDATED NET INCOME OF CONTINUOUS        76,225        13         56,637       11
14    INCOME OF DISCONTINUOUS OPERATIONS                0         0              0        0
15    CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINARY ITEMS                          76,225        13         56,637       11
16    EXTRAORDINARY ITEMS NET EXPENSES (INCOME)         0         0              0        0
17    NET EFFECT AT THE BEGINNING OF THE YEAR BY
      CHANGES IN ACCOUNTING PRINCIPLES                  0         0              0        0
18    NET CONSOLIDATED INCOME                      76,225        13         56,637       11
19    NET INCOME OF MINORITY INTEREST
20    NET INCOME OF MAJORITY INTEREST              76,225        13         56,637       11
-------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

---------------------------------------------------------------------------------------------------
REF                                                      QUARTER OF PRESENT     QUARTER OF PREVIOUS
                                                           FINANCIAL YEAR          FINANCIAL YEAR
              CONCEPTS                            -------------------------------------------------
 R                                                       Amount        %         Amount          %
---------------------------------------------------------------------------------------------------
 1   NET SALES                                          585,434       100       500,998         100
21   DOMESTIC                                           523,252        89       452,377          90
22   FOREIGN                                             62,182        11        48,621          10
23   TRANSLATED INTO DOLLARS (***)                        5,977         1         5,044           1

 6   TOTAL FINANCING COST                                27,930       100        (5,971)        100
24   INTEREST PAID                                        5,955        21        17,931         300
25   EXCHANGE LOSSES                                     25,588        92             0           0
26   INTEREST EARNED                                          0         0           199           3
27   EXCHANGE PROFITS                                         0         0        12,826         215
28   GAIN DUE TO MONETARY POSITION                       (3,613)      (13)      (10,877)       (182)

 8   OTHER FINANCIAL OPERATIONS                            (926)      100        (5,729)        100
29   OTHER NET EXPENSES (INCOME) NET                       (926)     (100)       (5,729)       (100)
30   (PROFIT) LOSS ON SALE OF OWN SHARES                      0         0             0           0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS          0         0             0           0

10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING      (20,808)      100        16,146         100
32   INCOME TAX                                           7,795        37         8,318          52
33   DEFERED INCOME TAX                                 (28,963)     (139)        7,783          48
34   WORKERS' PROFIT SHARING                                360         2            45           0
35   DEFERED WORKERS' PROFIT SHARING                          0         0             0           0
---------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                            QUARTER: 1      YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                                  Final Printing
--------------------------------------------------------------------------------
REF                                     QUARTER OF PRESENT   QUARTER OF PREVIOUS
             CONCEPTS                     FINANCIAL YEAR        FINANCIAL YEAR
 R                                            AMOUNT                AMOUNT
--------------------------------------------------------------------------------
36    TOTAL SALES                             634,287               520,939
37    NET INCOME OF THE YEAR                        0                     0
38    NET SALES (**)                        2,221,142             2,015,268
39    OPERATION INCOME (**)                   283,042               210,576
40    NET INCOME OF MAYORITY INTEREST(**)     113,514               183,130
41    NET CONSOLIDATED INCOME (**)            113,514               183,120

--------------------------------------------------------------------------------
(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                            QUARTER: 1      YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                FROM JANUARY THE lst TO MARCH 31 OF 2003 AND 2002
                              (Thousands of Pesos)

                                                                  Final Printing

-----------------------------------------------------------------------------------------
REF                                               QUARTER OF PRESENT  QUARTER OF PREVIOUS
                                                    FINANCIAL YEAR       FINANCIAL YEAR
              CONCEPTS                            ---------------------------------------
C                                                       AMOUNT               AMOUNT
-----------------------------------------------------------------------------------------

1   CONSOLIDATED NET INCOME                             76,225                56,637
2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
    REQUIRE USING CASH                                  14,910                44,691
3   CASH FLOW FROM NET INCOME OF THE YEAR               91,135               101,328
4   CASH FLOW FROM CHANGE IN WORKING CAPITAL          (169,345)               64,193
5   CASH GENERATED (USED) IN OPERATING ACTIVITIES      (78,210)              165,521
6   CASH FLOW FROM EXTERNAL FINANCING                 (116,556)             (170,009)
7   CASH FLOW FROM INTERNAL FINANCING                  179,689                     0
8   CASH FLOW GENERATED (USED) BY FINANCING             63,133              (170,009)
9   CASH FLOW GENERATED (USED) IN INVESTMENT
    ACTIVITIES                                         (21,098)               (7,010)
10  NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
    INVESTMENTS                                        (36,175)              (11,498)
11  CASH AND SHORT-TERM INVESTMENTS AT THE
    BEGINNING OF PERIOD                                111,087                65,614
12  CASH AND SHORT-TERM INVESTMENTS AT THE END
    OF PERIOD                                           74,912                 54,116
-----------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                            QUARTER: 1      YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                  Final Printing

--------------------------------------------------------------------------------------------
REF                                                  QUARTER OF PRESENT  QUARTER OF PREVIOUS
                                                       FINANCIAL YEAR      FINANCIAL YEAR
              CONCEPTS                               ---------------------------------------
 S                                                         AMOUNT              AMOUNT
--------------------------------------------------------------------------------------------
 2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
     USING CASH                                            14,910              44,691
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR            43,873              36,909
14   + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS                                     0                   0
15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                  0                   0
16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION                                              0                   0
17   +(-) OTHER ITEMS                                     (28,963)              7,782

 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL            (169,345)             64,193
18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE        9,410             (21,545)
19   + (-) DECREASE (INCREASE) IN INVENTORIES                (333)             10,984
20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLE                                            23,484             (16,964)
21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT        (21,915)              5,712
22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES      (179,991)             86,006

 6   CASH FLOW FROM EXTERNAL FINANCING                   (116,556)           (170,009)
23   + SHORT-TERM BANK AND STOCK MARKET FINANCING           8,445             (20,092)
24   + LONG-TERM BANK AND STOCK MARKET FINANCING                0                   0
25   + DIVIDEND RECEIVED                                        0                   0
26   + OTHER FINANCING                                          0                   0
27   (-) BANK FINANCING AMORTIZATION                     (125,001)           (149,917)
28   (-) STOCK MARKET AMORTIZATION                              0                   0
29   (-) OTHER FINANCING AMORTIZATION                           0                   0

 7   CASH FLOW FROM INTERNAL FINANCING                    179,689                   0
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS          179,689
31   (-) DIVIDENS PAID                                          0
32   + PREMIUM ON SALE OF SHARES                                0
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                0

 9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES                                           (21,098)             (7,010)
34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE                                      0                   0
35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT      (2,011)             (1,877)
36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                  0                   0
37   + SALE OF OTHER PERMANENT INVESTMENTS                      0                   0
38   + SALE OF TANGIBLE FIXED ASSETS                            0                   0
39   + (-) OTHER ITEMS                                    (19,087)             (5,133)
--------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                            QUARTER: 1      YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                  Final Printing

--------------------------------------------------------------------------------------------
REF                                                  QUARTER OF PRESENT  QUARTER OF PREVIOUS
              CONCEPTS                                  FINANCIAL YEAR      FINANCIAL YEAR
 P
--------------------------------------------------------------------------------------------
      YIELD
1     NET INCOME TO NET SALES                                13.02%            11.30%
2     NET INCOME TO STOCK HOLDERS' EQUITY (**)                2.90%             6.16%
3     NET INCOME TO TOTAL ASSETS (**)                         2.12%             3.76%
4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME              0.00%             0.00%
5     INCOME DUE TO MONETARY POSITION TO NET INCOME           4.74%            19.20%

      ACTIVITY
6     NET SALES TO NET ASSETS(**)                             0.41 times        0.41 times
7     NET SALES TO FIXED ASSETS (**)                          0.52 times        0.53 times
8     INVENTORIES ROTATION (**)                               5.12 times        4.75 times
9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                      57 days           56 days
10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)      18.58%            14.02%

      LEVERAGE
11    TOTAL LIABILITIES TO TOTAL ASSETS                      26.95%            38.90%
12    TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY              0.37 times        0.64 times
13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES      18.87%            52.28%
14    LONG-TERM LIABILITIES TO FIXED ASSETS                   0.00%             0.00%
15    OPERATING INCOME TO INTEREST PAID                      13.84 times        3.41 times
16    NET SALES TO TOTAL LIABILITIES (**)                     1.54 times        1.06 times

      LIQUIDITY
17    CURRENT ASSETS TO CURRENT LIABILITIES                   1.49 times        0.66%
18    CURRENT ASSETS LESS INVENTORY TO CURRENT
      LIABILITIES                                             0.96 times        0.42 times
19    CURRENTS ASSETS TO TOTAL LIABILITIES                    0.57 times        0.41 times
20    AVAILABLE ASSETS TO CURRENT LIABILITIES                13.44%            4.57%

      CASH FLOW
21    CASH FLOW FROM NET INCOME TO NET SALES                 15.57%            20.23%
22    CASH FLOW FROM CHANGES IN WORKING CAPITAL
      TO NET SALES                                          (28.93)%           12.81%
23    CASH GENERATED (USED) IN OPERATING TO
      INTEREST PAID                                         (13.13) times       9.23 times
24    EXTERNAL FINANCING TO CASH GENERATED
      (USED) IN FINANCING                                  (184.62)%          100.00%
25    INTERNAL FINANCING TO CASH GENERATED (USED)
      IN FINANCING                                          284.62%             0.00%
26    ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
      TO CASH GENERATED (USED) IN INVESTMENT
      ACTIVITIES                                              9.53%            26.78%
--------------------------------------------------------------------------------------------

(**)  IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
      MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                            QUARTER: 1      YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT

                                                                  Final Printing

--------------------------------------------------------------------------------------------
REF                                                  QUARTER OF PRESENT  QUARTER OF PREVIOUS
                                                       FINANCIAL YEAR      FINANCIAL YEAR
              CONCEPTS                               ---------------------------------------
 D                                                         AMOUNT              AMOUNT
--------------------------------------------------------------------------------------------
1   BASIC PROFIT PER ORDINARY SHARE(**)                   $ 1.08               $0.17
2   BASIC PROFIT PER PREFERENT SHARE (**)                 $ 0.00               $0.00
3   DILUTED PROFIT PER ORDINARY SHARE (**)                $ 0.00               $0.00
4   CONTINUOUS OPERATING PROFIT PER COMUN
    SHARE (**)                                            $ 1.08               $0.17
5   EFFECT OF DISCONTINUOUS OPERATING ON
    CONTINUOUS OPERATING PROFIT PER SHARE (**)            $ 0.00               $0.00
6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
    CONTINUOUS OPERATING PROFIT PER SHARE (**)            $ 0.00               $0.00
7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
    CONTINUOUS OPERATING PROFIT PER SHARE (**)            $ 0.00               $0.00
8   CARRYING VALUE PER SHARE                              $32.51               $1.66
9   CASH DIVIDEND ACUMULATED PER SHARE                     $0.00               $0.00
10  DIVIDEND IN SHARES PER SHARE                            0.00 shares         0.00 shares
11  MARKET PRICE TO CARRYING VALUE                          0.31 times          0.37 times
12  MARKET PRICE TO BASIC PROFIT PER ORDINARY
    SHARE (**)                                              9.44 times          3.65 times
13  MARKET PRICE TO BASIC PROFIT PER PREFERENT
    SHARE (**)                                              0.00 times          0.00 times
--------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
     MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                             QUARTER: 1     YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                                                    CONSOLIDATED
                                                                  Final Printing
================================================================================
Stockholders' Equity:

Effects of inflation -- The effects of inflation on stockholders' equity at December 31, 2002 are as follows:


                                          Historical           Restated
                                             Cost               Amount             Total

Capital stock                           Ps. 1,755,676       Ps. 1,088,647      Ps. 2,844,323
Additional paid-in capital                    549,517              58,044           607, 561
Retained earnings                             909,442             438,519          1,347,961
Excess resulting from restating
  Stockholders' equity to reflect
  Certain effects of inflation                     --             (79,909)           (79,909)
Effect deferred income tax
     Bulletin D-4                            (662,340)           (144,558)          (806,898)

Premium in subscription of Capital Stock made in March 29, 2001.

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulted of the adoption of this Bulletin was Ps. 877,479 at March 31, 2003 compared to Ps. 703,325 at March 31, 2002. The effect on Simec's consolidated statement of income in the three-month period ended March, 31 2003, was a decrease of Ps. 28,963 in the provision for income tax and employee profit sharing compared to an increase of Ps. 7,783 in the same period of 2002. These provisions do not affect the cash flow of Simec.

We don't have interest paid in UDI's

We don't have interest earned in UDI's

Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

Net loss (profit) in money exchange         March 31, 2003        March 31, 2002
Net loss (profit) in liabilities              Ps.  13,002          Ps.  (8,967)
  actualization                                    (4,544)             (11,670)
================================================================================

   (1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: SIMEC                          QUARTER: 1        YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)

                                     ANNEX 1                        CONSOLIDATED
                                                                  Final Printing
================================================================================

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At March 31, 2003, Simec's total consolidated debt consisted of approximately $21.6 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V. ("ICH"); Simec's lower debt level at March 31, 2003 reflects the prepayment of $11.8 million of bank debt in 2003 (Simec financed $1.7 million of this prepayment with loans from ICH), the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps.14.588) per American Depositary Share. Substantially all of Simec's remaining consolidated debt matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at March 31, 2003 was $234,712) which were issued in 1993 as part of a $68 million issuance. At March 31, 2003, Simec owed $0.1 million dollars to ICH.

At March 31, 2003, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec's long term bank debt has been reclassified as current liabilities. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants, and is seeking to have the covenants calculated based upon the financial statements of Simec rather than CSG, because the cause of the non compliance is intercompany debt owed from CSG to its parent company Simec.

In February 2003, Simec effected a 1 for 20 reverse split of its Series B common stock; as a result its American Depositary Shares now represent 1 share of Series B Common Stock. In March 2003, ICH converted approximately $16.1 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the prepayment of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.35 per American Depositary Share. The minority shareholders of Simec could exercise their pre-emptive rights arising as a result of the conversion of ICH debt to purchase Series B Common Stock at the price per share of Ps. 14.588 (the equivalent of U.S. $1.35 per American Depositary Share) when the Comision Nacional Bancaria y de Valores approves the actualization of the capital stock of Simec.

Net resources used by operations were Ps. 169 million in the three-month period ended March 31, 2003 (which amount reflects the conversion of loans of ICH into common shares of Simec for Ps. 180 million) versus Ps. 64 million of net resources provided by operations in the same period of 2002. Net resources provided by financing activities were Ps. 63 million in the three-month period ended March 31, 2003 (which amount reflects the prepayment of Ps. 125 million ($11.8 million) of bank debt and the conversion by ICH of Ps. 180 million of loans (plus accrued interest thereon) into common shares) versus Ps. 170 million of net resources used in financing activities in the same period of 2002 (which amount reflects the prepayment of Ps. 150 million ($15.5 million) of CSG bank debt). Net resources used in investing activities (to acquire

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: SIMEC                          QUARTER: 1        YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

PAGE 2
                               DIRECTOR REPORT (1)

                                      ANNEX I                       CONSOLIDATED
                                                                  Final Printing
================================================================================
property, plant and equipment and other non-current assets) were Ps. 36 million in the three-month period ended March 31, 2003 versus net resources used in investing activities were Ps. 11 million in the same period of 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPEPATIONS

Three-Month Period Ended March 31, 2003 compared to Three-Month Period Ended March 31, 2002

Net Sales
Net sales of Simec increased 17% to Ps. 585 million in the three-month period ended March 31, 2003 compared to Ps. 501 million in the same period of 2002. Sales in tons of basic steel products increased 5% to 151,472 tons in the three month-period ended March 31, 2003 compared to 143,673 tons in the same period of 2002. Exports of basic steel products increased to 17,623 tons in the three month-period ended March 31, 2003 versus 16,276 tons in the same period of 2002 due to higher margins for export sales in the three-month period ended March 31, 2003 than in the same period of 2002. Additionally Simec sold 7,850 tons of billet in the three-month period ended March 31, 2003 compared to 13,691 tons of billet in the same period of 2002. The average price of steel products increased 15% in real terms in the three-month period ended March 31, 2003 versus the same period of 2002.

Direct Cost of Sales
Simec's direct cost of sales increased 18% to Ps. 388 million in the three-month period ended March 31, 2003 compared to Ps. 328 million in the same period of 2002. Direct cost of sales as a percentage of net sales increased to 66% in the three-month period ended March 31, 2003 from 65% in the same period of 2002.
The average cost of raw materials used to produce steel products increased 17% in real terms in the three-month period ended March 31, 2003 versus the same period of 2002 primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit
Simec's marginal profit increased 14% to Ps. 197 million in the three-month period ended March 31, 2003 compared to Ps. 173 million in the same period of 2002. As a percentage of net sales, marginal profit was 34% in the three-month period ended March 31, 2003 compared to 35% in the same period of 2002.

Indirect Manufacturing, Selling, General And Administrative Expenses Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 3% to Ps. 115 million in the three-month period ended March 31, 2003 from Ps. 112 million in the same period of 2002; this increase was due to the increase of Ps. 7 million in depreciation and amortization. Depreciation and amortization in the three-month period ended March 31, 2003 was Ps. 44 million compared to Ps. 37 million in the same period of 2002.

Operating Income
Simec's operating income increased 34% to Ps. 82 million in the three-month period ended March 31, 2003 compared to Ps. 61 million in the same period of 2002. As a percentage of net sales, operating income was 14% in the
================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: SIMEC                          QUARTER: 1        YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

PAGE 3
                               DIRECTOR REPORT (1)

                                      ANNEX I                       CONSOLIDATED
                                                                  Final Printing
================================================================================
three-month period ended March 31, 2003 and 12% in the same period of 2002.

Financial Income (Expense)
Simec recorded financial expense in the three-month period ended March 31, 2003 of Ps. 28 million compared to financial income of Ps. 6 million in the same period of 2002. Simec recorded an exchange loss of approximately Ps. 26 million in the three-month period ended March 31, 2003 compared to an exchange gain of Ps. 13 million in the same period of 2002 reflecting the 4.4% decrease in the value of the peso versus the dollar in the three-month period ended March 31, 2003 versus an increase of 1.2% in the value of the peso versus the dollar in the same period of 2002. Net interest expense was Ps. 6 million in the three-month period ended March 31, 2003 versus Ps. 18 million during the same period of 2002 reflecting a lower amount of debt outstanding during the 2003 period. Simec recorded a gain from monetary position of Ps. 4 million in the three-month period ended March 31, 2003 compared to a gain from monetary position of Ps. 11 million in the same period of 2002, reflecting the domestic inflation rate of 1.3% in the three-month period ended March 31, 2003 as compared to 1.4% in the same period of 2002 and lower debt levels during the 2003 period.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 1 million in the three-month period ended March 31, 2003 compared to other income, net, of Ps. 6 million in the same period of 2002 (reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 7 million and (ii) expense related to other financial operations of Ps. 1 million)

Income Tax and Employee Profit Sharing
Simec recorded a gain in the provision of Ps. 21 million for income tax and employee profit sharing in the three-month period ended March 31, 2003 (including a decrease in the provision of Ps. 29 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 16 million in the same period of 2002 (including a decrease in the provision of Ps. 8 million from the application of Bulletin D-4 with respect to deferred income tax described below)

Net Income
As a result of the foregoing, Simec recorded net income of Ps. 73 million in the three-month period ended March 31, 2003 compared to net income of Ps. 57 million in the same period of 2002.

Recent Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 877 million at March 31, 2003 compared to Ps. 703 million at March 31, 2002. The effect on Simec's consolidated statement of income in the three-month period ended March 31, 2003 was a decrease of Ps. 29 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 8 million in the same

================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: SIMEC                          QUARTER: 1        YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

PAGE 4
                               DIRECTOR REPORT (1)

                                      ANNEX I                       CONSOLIDATED
                                                                  Final Printing
================================================================================
period of 2002. These provisions do not affect the cash flow of Simec.

================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: SIMEC                          QUARTER: 1        YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                      ANNEX 2                       CONSOLIDATED
                                                                  Final Printing
================================================================================
(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o Compania Siderurgica de California, S.A. de C.V.
o Industrias del Acero y del Alambre, S.A. de C.V.
o Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.
================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: SIMEC                          QUARTER: 1        YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                                                          PAGE 2
                                      ANNEX 2                       CONSOLIDATED
                                                                  Final Printing
================================================================================

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income
(loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of March 31, 2003 are as follows:

                                                                Years
Buildings ................................................    15 to 50
Machinery and equipment ..................................    10 to 40

f. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

g. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

h. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

i. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.
================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: SIMEC                          QUARTER: 1        YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                                                          PAGE 3
                                      ANNEX 2                       CONSOLIDATED
                                                                  Final Printing
================================================================================
j. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows: Monetary items at the exchange rate at the balance sheet date. Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred. Income and expense items at an appropriate average exchange rate. The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss) All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

1. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at March 31, 2003 and 2002. The Company performs evaluations of its customers' credit histories and establishes an allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

n. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the
================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: SIMEC                          QUARTER: 1        YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                                                          PAGE 3
                                      ANNEX 2                       CONSOLIDATED
                                                                  Final Printing
================================================================================
corresponding factor.

o. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

p. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt: At March 31, 2003, Simec's total consolidated debt consisted of approximately $21.6 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.6 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V. ("ICH"); Simec's lower debt level at March 31, 2003 reflects the prepayment of $11.8 million of bank debt in 2003 (Simec financed $1.7 million of this prepayment with loans from ICH), the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps.14.588) per American Depositary Share. Substantially all of Simec's remaining consolidated debt matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at March 31, 2003 was $234,712) which were issued in 1993 as part of a $68 million issuance. At March 31, 2003, Simec owed $0.1 million dollars to ICH.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 1,340 (U.S. $124,468) at March 31, 2003, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

c. Compania Siderurgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de Mexico, SA. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 891 per month.
================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS

                                     ANNEX 3                        CONSOLIDATED
                                                                  Final Printing

================================================================================================
                                                                              TOTAL AMOUNT
                                                                          (Thousands of Pesos)
                                                                       -------------------------
                                                NUMBER OF    WNERSHI   CQUISITIO       PRESENT
COMPANY NAME (1)           MAIN ACTIVITIES       SHARES        (2)        COST         VALUE (3)
================================================================================================
SUBSIDIARIES
1   CIA. SIDERURGICA DE       MINI-MILL       474,393,215     99.99      38,359       1,679,825
    GUADALAJARA
2   CIA. SIDERURGICA DE       MINI-MILL           504,816      0.04         505           1,022
    CALIFORNIA
------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN
  SUBSIDIARIES                                                           38,864       1,680,847
================================================================================================
ASSOCIATEDS                                             0      0.00           0               0
------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                               0               0
================================================================================================
OTHER PERMANENT INVESTMENTS                                                                   0
------------------------------------------------------------------------------------------------
TOTAL                                                                                 1,680,847
================================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                          PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                     ANNEX 4                        CONSOLIDATED
                                                                  Final Printing

============================================================================================================
                                                                            DEPRECIATION     CARRYING VALUE
                     ACQUISITION     ACCUMULATED     CARRYING                    ON         (-) REVALUATION
CONCEPT                 COST         DEPRECIATION     VALUE    REVALUATION   REVALUATION    (-) DEPRECIATION
============================================================================================================
DEPRECIATION ASSETS
PROPERTY                367,673         97,699       269,974    1,138,193        272,060        1,136,107
MACHINERY               686,943        425,015       261,928    3,174,581        842,135        2,594,374
TRANSPORT                14,183         12,683         1,500       25,206         19,991            6,715
EQUIPMENT
OFFICE EQUIPMENT          3,252          2,775           477        4,226          3,357            1,346
COMPUTER                 24,008         14,427         9,581          375            375            9,581
EQUIPMENT
OTHER                         0              0             0            0              0                0
------------------------------------------------------------------------------------------------------------
DEPRECIABLES TOTAL    1,096,059        552,599       543,460    4,342,581      1,137,918        3,748,123
============================================================================================================
NOT DEPRECIATION
ASSETS
GROUNDS                  17,586              0        17,586      345,341              0          362,927
CONSTRUCTIONS IN         28,040              0        28,040        2,516              0           30,556
PROCESS
OTHER                   116,161              0       116,161            0              0          116,161
------------------------------------------------------------------------------------------------------------
NOT DEPRECIABLE         161,787              0       161,787      347,857              0          509,644
============================================================================================================
   T0TAL              1,257,846        552,599       705,247    4,690,438      1,137,918        4,257,767
============================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                          PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                     ANNEX 4                        CONSOLIDATED
                                                                  Final Printing
================================================================================
NOTES

OTHERS, ARE NON CURRENT INVENTORIES.

                             MEXICAN STOCK EXCHANGE
                                    ANNEX 05
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                                                                  Final Printing
                                                                    CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------------
                                                          Denominated         Amortization of Credits in Foreign Currency With
                                                             Pesos            National Entities (Thousands Of $) Time Interval
                                                        ---------------     -----------------------------------------------------
Credit                                                             More
Type/                      Amortization     Rate of     Until      Than     Current   Unit 1   Unit 2   Unit 3   Unit 4    Until
Institution                     Date        Interest    1 Year     Year      Year      Year     Years    Years    Years   5 Years
---------------------------------------------------------------------------------------------------------------------------------
BANKS
---------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
---------------------------------------------------------------------------------------------------------------------------------
BANCOMEXT                   15/11/2009        5.56        0         0       19,928   119,569      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCOMEXT                   15/11/2009        5.56        0         0        7,196    43,177      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCOMEXT                   15/11/2009        5.56        0         0        2,889    17,337      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA        15/11/2009        5.81        0         0            0    15,736      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA        15/11/2007        5.81        0         0          638     2,546      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                               0         0       30,649   198,365      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGB
---------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------------------------------------------------------------------------------------------------------------
MEDIUM TERM NOTES           15/12/1998        9.33        0         0            0         0      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                      0         0            0         0      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
PROVEEDORES
---------------------------------------------------------------------------------------------------------------------------------
DIVERSOS                                            171,066         0       19,347         0      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                     171,066         0       19,347         0      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
DIVERSOS                                             75,484         0          873         0      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES                            75,484         0          873         0      0       0         0        0
AND OTHER CREDITS
                                                    246,550         0       50,869   198,365      0       0         0        0
---------------------------------------------------------------------------------------------------------------------------------

                                  Amortization of Credits in Foreign Currency With
                                   Foreing Entities (Thousands Of $) Time Interval
                             ---------------------------------------------------------
Credit
Type/                        Current   Until 1   Until 2   Until 3   Until 4   Until 5
Institution                    Year     Year      Years     Years     Years     Years
--------------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------------
WITH WARRANTY
--------------------------------------------------------------------------------------
BANCOMEXT                       0         0         0          0        0          0
--------------------------------------------------------------------------------------
BANCOMEXT                       0         0         0          0        0          0
--------------------------------------------------------------------------------------
BANCOMEXT                       0         0         0          0        0          0
--------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA            0         0         0          0        0          0
--------------------------------------------------------------------------------------
BANCO BILBAO VIZCAYA            0         0         0          0        0          0
--------------------------------------------------------------------------------------
TOTAL BANKS                     0         0         0          0        0          0
--------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGB
--------------------------------------------------------------------------------------
UNSECURED DEBT
--------------------------------------------------------------------------------------
MEDIUM TERM NOTES           3,253         0         0          0        0          0
--------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE        3,253         0         0          0        0          0
--------------------------------------------------------------------------------------
PROVEEDORES
--------------------------------------------------------------------------------------
DIVERSOS                   15,383         0         0          0        0          0
--------------------------------------------------------------------------------------
TOTAL SUPPLIERS            15,383         0         0          0        0          0
--------------------------------------------------------------------------------------
DIVERSOS                    4,590         0         0          0        0          0
--------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES   4,590         0         0          0        0          0
AND OTHER CREDITS
                           23,226         0         0          0        0          0
--------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                    ANNEX 05
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.
                                                                  Final Printing
                                                                    CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------------
                                                                             Amortization of Credits in Foreign Currency With
                                                          Denominated              National Entities (Thousands Of $)
                                                            in Pesos                            Time Interval
                                                        ---------------     -----------------------------------------------------
Credit                                                             More
Type/                      Amortization     Rate of     Until      Than     Current   Until 1  Until 2  Until 3  Until 4   Until
Institution                     Date        Interest    1 Year     1 Year     Year      Year    Years    Years    Years   5 Years
---------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS

1.- AT MARCH 31, 2003, COMPANIA SIDERURGICA DE GUADALAJARA, S.A. DE C.V.
("CSG") WAS NOT IN COMPLIANCE WITH VARIOUS FINANCIAL COVENANTS CONTAINED IN
ITS BANK LOAN INSTRUMENTS. IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES, SIMEC'S LONG TERM BANK HAS BEEN RECLASSIFIED AS CURRENT
LIABILITIES.

2.- SIMEC'S BANK DEBT IS SECURED BY A LIEN ON ALL THE PLANT, PROPERTY AND
EQUIPMENT OF SIMEC.

3.- THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 2003 WAS
PS. 10.7671.



                                  Amortization of Credits in Foreign Currency With
                                        Foreing Entities (Thousands Of $)
                                                   Time Interval
                             ---------------------------------------------------------
Credit
Type/                        Current   Until 1   Until 2   Until 3   Until 4   Until 5
Institution                    Year     Year      Years     Years     Years     Years
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

             TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)

                                     ANNEX 6                        CONSOLIDATED
                                                                  Final Printing

======================================================================================================
                                            DOLARS(1)              OTHER CURRENCIES
                                  --------------------------  --------------------------     TOTAL
                                  THOUSANDS OF  THOUSANDS OF  THOUSANDS OF  THOUSANDS OF  THOUSANDS OF
TRADE BALANCE                        DOLARS        PESOS         DOLARS        PESOS         PESOS
======================================================================================================
1. INCOME
================================
EXPORTS                              5,977        62,182            0            0           62,182
OTHER                                    0             0            0            0                0
-------------------------------------------------------------------------------------------------------
TOTAL                                5,977        62,182                                     62,182
-------------------------------------------------------------------------------------------------------
2. EXPENDITURE
================================
IMPORT (RAW MATERIALS)               4,408        48,338           14          148           48,486
INVESTMENTS                              0             0            0            0                0
OTHER                                  340         3,667           29          295            3,962
TOTAL                                4,748        52,005           43          443           52,448
-------------------------------------------------------------------------------------------------------
NET BALANCE                          1,229        10,177          (43)        (443)           9,734
-------------------------------------------------------------------------------------------------------
FOREING MONETARY POSITION
================================
TOTAL ASSETS                         8,094        87,132            0            0           87,132
LIABILITIES POSITION                24,921       268,339          383        4,121          272,460
SHORT TERM LIABILITIES POSITION     24,921       268,339          383        4,121          272,460
LONG TERM LIABILITIES POSITION           0             0            0            0                0
-------------------------------------------------------------------------------------------------------
NET BALANCE                        (16,827)     (181,207)        (383)      (4,121)        (185,328)
-------------------------------------------------------------------------------------------------------

NOTES

THE EXCHANGE PATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 2003 WAS PS. 10.7671.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                             INTEGRATION AND INCOME
                      CALCULATION BY MONETARY POSITION (1)
                              (Thousands of Pesos)

                                     ANNEX 7                        CONSOLIDATED
                                                                  Final Printing
================================================================================
                                             (ASSET)
                                           LIABILITIES                 MONTHLY
                  MONETARY    MONETARY      MONETARY       MONTHLY     (PROFIT)
MONTH              ASSETS    LIABILITIES    POSITION      INFLATION    AND LOSS
================================================================================
JANUARY            599,332     870,175      (270,843)        0.40        1,095

FEBRUARY           469,011     770,972      (301,961)        0.28          839

MARCH              514,027     777,637      (263,610)        0.63        1,664

ACTUALIZATION:           0           0             0         0.00           15

CAPITALIZATION:          0           0             0         0.00            0

FOREIGN CORP.:           0           0             0         0.00            0

OTHER                    0           0             0         0.00            0
================================================================================
TOTAL                                                                    3,613
================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

             BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                     ANNEX 8                        CONSOLIDATED
                                                                  Final Printing
================================================================================
               FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
================================================================================
MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.
================================================================================

================================================================================
                      ACTUAL SITUATION OF FINANCIAL LIMITED
================================================================================
MEDIUM TERM NOTES
A) Accomplished the actual situation is 1.49 times.
B) Accomplished the actual situation is 0.27
C) Accomplished the actual situation is 21.21

As of March 31, 2003 the remaining balance of the MTNs not exchanged amounts to Ps. 3,253 ($302,000 dollars).

C.P. Adolfo, Luna Luna
Chief Financial Officer
================================================================================

================================================================================
                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE
================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9                        CONSOLIDATED
                                                                  Final Printing
================================================================================
         PLANT                                                    PLANT
          OR                            ECONOMIC           CAPACITY UTILIZATION
        CENTER                          ACTIVITY              (1)       (%)
================================================================================
CIA. SIDERURGICA DE GUAD.     PRODUCTION AND SALES OF STEEL    480       82
                              PRODUCTS
CIA. SIDERURGICA DE CALIF.    PRODUCTION AND SALES OF STEEL    250       78
                              PRODUCTS
INDUSTRIAS DEL ACERO Y DEL                                       0        0
ALAMBRE                       SALE OF STEEL PRODUCTS             0        0
================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                               MAIN RAW MATERIALS

                                     ANNEX 10                       CONSOLIDATED
                                                                  Final Printing

==============================================================================================
                                                                                       COST
                        MAIN                            MAIN             DOM.       PRODUCTION
    DOMESTIC          SUPPLIERS        FOREIGN        SUPPLIERS         SUBST.         (%)
==============================================================================================
CHATARRA             VARIOUS         SCRAP         VARIOUS                SI          50.14
ENERGIA ELECTRICA    C.F.E.                                               NO          11.69
FERROALEACIONES      MINERA AUTLAN   FERROALLOYS   GFM TRADING            SI           6.77
                     MEXICANA
ELECTRODOS           UCAR CARBON     ELECTRODES    SGL CARBON GROUP       SI           2.62
===============================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                     ANNEX 11

                                  DOMESTIC SELLS                    CONSOLIDATED
                                                                  Final Printing

=======================================================================================================
                         TOTAL PRODUCTION          NET SELLS          MARKET             MAIN
                         -----------------     -------------------     SHARE    -----------------------
MAIN PRODUCTS            VOLUME    AMOUNT      VOLUME     AMOUNT        (%)     TRADEMARKS    COSTUMERS
=======================================================================================================
STRUCTURAL PROFILES         45     117,955        41      164,457
COMMERCIAL PROFILES         12      25,511        10       33,354
REBAR                       31      64,937        24       84,124
FLAT BAR                     5      11,683         3       11,260
STEEL BARS                  59     144,989        55      202,258
OTHER                                              2       10,371
BILLET                       8      13,061         8       17,428
=======================================================================================================
    TOTAL                          378,136                523,252
=======================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                     ANNEX 11

                                   FOREIGN SELLS                    CONSOLIDATED
                                                                  Final Printing

=======================================================================================================
                         TOTAL PRODUCTION          NET SELLS                             MAIN
                         -----------------     -------------------              -----------------------
MAIN PRODUCTS            VOLUME    AMOUNT      VOLUME     AMOUNT    DESTINATION  TRADEMARKS    COSTUMERS
=======================================================================================================

STRUCTURAL PROFILES                               2       8,071
COMMERCIAL PROFILES                               4      14,310
REBAR                                             7      20,797
STEEL BARS                                        1       4,277
FLAT BAR                                          3      14,727
=======================================================================================================
    TOTAL                                                62,182
=======================================================================================================

NOTES

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                                    ANNEX 12
     CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)
--------------------------------------------------------------------------------
            NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                  --------------
NFEA BALANCE TO DECEMBER 31st OF:   2002                                    152
                                                                  --------------

                                                                  --------------
Number of shares Outstanding at the Date of the NFEA:             2,160,625,003
                      (Units)                                     --------------

    [ ] ARE THE FIGURES FISCALLY AUDITED?          [ ] ARE THE FIGURES FISCALLY

--------------------------------------------------------------------------------
                       DIVIDENDS COLLECTED IN THE PERIOD
--------------------------------------------------------------------------------
                             NUMBER
                           OF SHARES
QUARTER      SERIES        OUTSTANDING         DATE OF SETTLEMENT     AMOUNT
--------------------------------------------------------------------------------
  0            0              0.00                                      0.00
================================================================================

--------------------------------------------------------------------------------
                 DETERMINATION OF THE NFEA OF THE PRESENT YEAR
================================================================================
   NFE FROM THE PERIOD JANUARY 1 TO          31 OF MARCH OF 2003

                                                              --------------
      FISCAL EARNINGS                                                     0
                                                              --------------
                                                              --------------
         - DETERMINED INCOME                                              0
                                                              --------------
                                                              --------------
         + DEDUCTED WORKER'S PRO                                          0
                                                              --------------
                                                              --------------
         - DETERMINED WORKE                                               0
                                                              --------------
                                                              --------------
         - DETERMINED RFE                                                 0
                                                              --------------
                                                              --------------
         - NON DEDUCTABLES                                                0
                                                              --------------
                                                              --------------
         NFE OF PERIOD:                                                   0
                                                              --------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  BALANCE OF THE NFEA AT THE END OF THE PERIOD
                           (Present year information)
================================================================================
                                                              -------------
   NFEA BALANCE TO 31 OF MARCH OF 2003                                  154
                                                              -------------

                                                              -------------
Number of shares Outstanding at the Date of the NFEA:           120,348,855
     (Units)                                                  -------------
--------------------------------------------------------------------------------

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 1999
GRUPO SIMEC, S.A. DE C.V.

                                    ANNEX 12
     CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)
--------------------------------------------------------------------------------
MODIFICATION BY COMPLENTARY
--------------------------------------------------------------------------------

   NFEA BALANCE TO DECEMBER 31st OF:       0000

                                                              --------------
   Number of shares Outstanding at the Date of the NFEA:                  0
                                                              --------------
                                                              --------------
                        (Units)                                           0
                                                              --------------
--------------------------------------------------------------------------------

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                                   ANNEX 12-A
         CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT
                               REINVERTED (NFEAR)
                              (Thousands of Pesos)
--------------------------------------------------------------------------------
            NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                  --------------
NFEAR BALANCE TO DECEMBER 31st OF:   2002                                      0
                                                                  --------------

                                                                  --------------
Number of shares Outstanding at the Date of the NFEAR:             2,160,625,003
                      (Units)                                     --------------

    [ ] ARE THE FIGURES FISCALLY AUDITED?          [ ] ARE THE FIGURES FISCALLY
                                                       CONSOLIDATED?
--------------------------------------------------------------------------------
            DIVIDENDS PAID OUT IN THE PERIOD THAT COMES FROM DE NFEAR
--------------------------------------------------------------------------------
                             NUMBER
                           OF SHARES
QUARTER      SERIES        OUTSTANDING         DATE OF SETTLEMENT     AMOUNT
--------------------------------------------------------------------------------
  0            0              0.00                                      0.00
================================================================================

--------------------------------------------------------------------------------
                 DETERMINATION OF THE NFEA OF THE PRESENT YEAR
================================================================================
   NFEAR FROM THE PERIOD TO                    31 OF MARCH OF 2003

                                                              -------------
      FISCAL EARNINGS                                                     0
                                                              -------------
                                                              -------------
         + DEDUCTED WORKER'S PROFIT SHA                                   0
                                                              -------------
                                                              -------------
         - DETERMINED INCOME TAX:                                         0
                                                              -------------
                                                              -------------
         - NON DEDUCTABLES                                                0
                                                              -------------

                                                              -------------
  -(+) EARNING (LOSS) FROM FOREING OF PROFIT:                             0
                                                              -------------
                                                              -------------
      DETERMINATION RFE OF THE FISCAL YEAR                                0
                                                              -------------
                                                              -------------
         - INCOME TAX (DEFERED ISR):                                      0
                                                              -------------
                                                              -------------
         * FACTOR TO DETERMINE THE NFEAR:                                 0
                                                              -------------
           NFEAR FROM THE PERIOD                                          0
                                                              -------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  BALANCE OF THE NFEAR AT THE END OF THE PERIOD
================================================================================
                                                              -------------
   NFEAR BALANCE TO 31 OF MARCH OF 2003                                   0
                                                              -------------

                                                              -------------
   Number of shares Outstanding at the Date of the NFEAR:       120,348,855
     (Units)                                                  -------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLEMENTARY
================================================================================
                                                              -------------
   NFEAR BALANCE TO DECEMBER 31st OF: 0000                                0
                                                              -------------

                                                              -------------
   Number of shares Outstanding at the Date of the NFEAR:                 0
     (Units)                                                  -------------
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

                          CHARACTERISTICS OF THE SHARES             CONSOLIDATED
                                                                  Final Printing

=======================================================================================================================
                                                                                                       CAPITAL STOCK
                                                   NUMBER OF SHARES                                (Thousands of Pesos)
          NOMINAL    VALID      --------------------------------------------------------         ----------------------
SERIES     VALUE     CUPON        PORTION       PORTION       MEXICAN        SUSCRIPTION         FIXED        VARIABLE
=======================================================================================================================
B                        0      15,283,350     105,065,505                    120,348,855        222,963      1,532,713
-----------------------------------------------------------------------------------------------------------------------
TOTAL                           15,283,350     105,065,505        0           120,348,855        222,963      1,532,713
=======================================================================================================================

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 120,348,855

SHARES PROPORTION BY:

CPO'S:    0
UNITS:    0
ADRS's:   1,263,113 ADR'S REPRESENTED BY 1 SHARE EACH ONE.
GDRS's:   0
ADS's:    0
GDS's:    0

                             REPURCHASED OWN SHARES

                 NUMBER OF                  MARKET VALUE OF THE SHARE
SERIES             SHARES           AT REPURCHASE               AT QUARTER
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                              QUARTER: 1    YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED
                                                                  Final Printing


DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF MARCH OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIAY DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.



  /s/ LUIS GARCIA LIMON                                 /s/ ADOLFO LUNA LUNA
--------------------------                           --------------------------
  ING. LUIS GARCIA LIMON                               C.P. ADOLFO LUNA LUNA
  CHIEF EXECUTIVE OFFICER                             CHIEF FINANCIAL OFFICER


                      GUADALAJARA, JAL, AT APRIL 29 OF 2003